HEMOSENSE, INC.

651 River Oaks Parkway

San Jose, CA 95134

June 21, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	HemoSense, Inc.
Registration Statement on Form 8-A
SEC File No. 000-51350

Ladies and Gentlemen:

HemoSense, Inc. (the “Company”) hereby requests immediate withdrawal of its Form 8-A (SEC File No. 000-51350) filed with the Securities and Exchange Commission on June 10, 2005 (as amended by Amendment No. 1 to Form 8-A filed on June 20, 2005) for the purpose of registering its Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company requests the immediate withdrawal of the Form 8-A filed pursuant to Section 12(g) of the Exchange Act because it has decided to change the listing of its securities from the Nasdaq National Market to the American Stock Exchange. Following this withdrawal, the Company will file a new Form 8-A to register its Common Stock pursuant to Section 12(b) of the Exchange Act.

If you have any questions regarding this matter, please contact our counsel, Stacie S. Jeong at Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3271.

Sincerely,

/s/ James D. Merselis

James D. Merselis

President and Chief Executive Officer

cc:	David J. Saul
David W. Pollak